BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Two Embarcadero Center, 28th Floor San Francisco, California 94111-3823 TELEPHONE (415) 984-8700 FACSIMILE (415) 984-8701 www.omm.com	NEW YORK SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

August 17, 2010

VIA EDGAR

Mr. Jim B. Rosenberg

Ms. Sasha Parikh

Mr. Gus Rodriquez

Karen Ubell, Esq.

Jennifer Riegel, Esq.

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

OUR FILE NUMBER 144,688-032 WRITER’S DIRECT DIAL (415) 984-8793 WRITER’S E-MAIL ADDRESS bchristensen@omm.com

Re:	Cell Therapeutics, Inc.
Annual Report on Form 10-K for the year ended December 31, 2009
File No. 1-12465

Ladies and Gentlemen:

On behalf of Cell Therapeutics, Inc., a Washington corporation (the “Company”), set forth below are the Company’s responses to the comment letter dated August 4, 2010 (the “Common Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K as filed with the Commission on February 26, 2010 (the “Form 10-K”).

For your convenience, the Company has reproduced below the comments from the Staff in bold, in each case followed by the Company’s corresponding response. Unless the context provides otherwise, all references in the Company’s responses to pages and captioned sections are references to pages and sections of the Form 10-K. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Form 10-K.

Mr. Jim B. Rosenberg, et al., August 17, 2010 - Page 2

The Company responds to the Comment Letter as follows:

Item 1. Business

Collaboration, Licensing and Milestone Arrangements, page 13

1. On page 4, you disclose that you have a strategic affiliation with the Translational Genomics Research Institute and that you expect to use the genomic-based platform to guide the development of your licensed products in the future. Please file a copy and describe the material terms of this agreement, including, but not limited to any payment provisions, aggregate milestone payments, a range of royalty payments (e.g. low single digits or a range not to exceed ten percent), exclusivity provisions, and term and termination provisions. Alternatively, please provide us with an analysis supporting your determination that you are not substantially dependent on this agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company respectfully advises the Staff that the Company is not substantially dependent pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K on its arrangement with The Center for Translational Drug Development, LLC (“TGen”) for several reasons. TGen is a non-profit biomedical research institute. TGen provided contract services to the Company for the development of brostallicin. The laboratory services focused on identifying biomarkers of response and/or markers of toxicity. The services assisted the Company in identifying patient subgroups that may be more or less sensitive to treatment of cancer. Systems Medicine, Inc., a company acquired by the Company, which was later converted by the Company into Systems Medicine, LLC (“SMI”), started its relationship with TGen back in 2005. Subsequently, on July 18, 2007, SMI entered into a Master Research Agreement (the “MRA”) with The Translational Genomics Research Institute, an affiliate of TGen. When the Company purchased SMI on July 24, 2007, the Company inherited the MRA. The MRA provided that TGen’s affiliate would do research for the Company from time to time. Periodically, the MRA was amended. As of December 28, 2009, multiple statements of work had been produced pursuant to the MRA, as amended. This contractual arrangement expired on January 18, 2010. Nevertheless, with the expectation that TGen and/or its affiliates will continue to work on projects for the Company in the future, the Company has vials of its product, brostallicin, at TGen’s facilities. Moreover, at the time the Company filed the Form 10-K, the Company was in discussions with TGen whereby TGen and/or its affiliates would continue to provide additional services to the Company. However, the Company’s relationship with TGen and its affiliates is non-exclusive and other research organizations exist that can provide similar services to the Company. Further, from 2008 to date, the Company has paid TGen and its affiliates an aggregate amount of approximately $425,000 pursuant to work orders under the TGen Agreement. The Company also has a maintenance and storage agreement with TGen for one year pursuant to which the Company estimates the Company’s costs will be approximately $18,000. Given the nature of the contractual relationship described above and the relatively low costs of these agreements to the Company, the Company maintains that it was not significantly dependent on this contractual arrangement in any event.

Mr. Jim B. Rosenberg, et al., August 17, 2010 - Page 3

2. Please file a copy of your agreement with the Gynecologic Oncology Group related to your GOG0212 trial and your license agreement for brostallicin. Please also expand your disclosure to provide the term and termination provisions of the agreements and, if applicable, a range of royalty payments. Alternatively, please provide us with an analysis supporting your determination that you are not substantially dependent on each agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

GOG0212. The Company respectfully advises the Staff that the Investigator Clinical Study Agreement, dated as of March 31, 2004 (the “GOG Agreement”), by and between the Company and The Gynecologic Oncology Group (the “GOG”), as amended by that certain Amendment to the GOG Agreement, dated August 13, 2008 (the “Amendment,” and together with the Agreement, the “GOG Agreement”), by and between the Company and the GOG, which is related to the GOG0212 clinical trial, is not a material contract pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K because the Company is not substantially dependent on the GOG Agreement for several reasons.

First, if the GOG withdrew from the GOG0212 clinical trial, there are other service providers who could provide the same research and clinical trial services to the Company as the GOG does. The GOG is one of the 10 major cancer cooperative groups funded by the U.S. National Cancer Institute (the “NCI”). The NCI’s Cooperative Group Program involves more than 3,100 institutions that contribute patients to group-conducted clinical trials. Pharmaceutical companies frequently partner with cooperative groups in the ordinary course of business to conduct clinical research programs. Second, the terms of the GOG Agreement make substantial dependence unlikely. For example, the GOG Agreement provides that the GOG will provide to the Company a final electronic dataset that includes outcome data from the GOG0212 clinical trial; the Company has royalty-free rights to the clinical data and the final study report for regulatory and/or promotional use; if new patents are identified as a result of conducting the GOG0212 clinical trial, the Company has an exclusive option to secure a royalty-bearing exclusive license under reasonable terms to be negotiated in good faith, with the right to make, use and sell, have made and have used, and sublicense any discovery or claimed intellectual property conceived and reduced to practice under the GOG Agreement; and the Company may terminate the GOG Agreement without cause and upon 90 days written notice. The GOG Agreement is within the ordinary course of business for the Company and the Company’s relationship with the GOG pursuant to the GOG Agreement is akin to a relationship with a contract research organization (“CRO”). Although it is not dispositive, the Company notes that other companies that are similarly situated to the Company generally do not file with the Commission their agreements with CROs as material agreements.

Brostallicin. The Company respectfully advises the Staff that the Company disclosed the material terms of the License Agreement, dated October 6, 2006 (the “License Agreement”), by and between Nerviano Medical Sciences S.r.l. (“NMS”) and SMI (which was acquired by the Company in 2007 when the Company acquired SMI) in the Company’s Form 10-K on page 14 in the section entitled “Collaboration, Licensing and Milestone Arrangements—Brostallicin” in Part I, Item 1 “Business.” The Company also provided substantially similar disclosure regarding brostallicin in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, which was filed with the Commission on August 6, 2010 (the “Form 10-Q”), on page 28 in the section entitled “Liquidity and Capital Resources—Additional Milestone Activities” in Part I, Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Mr. Jim B. Rosenberg, et al., August 17, 2010 - Page 4

In the Company’s response letter dated December 14, 2007 to prior comments from the Staff regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2006, Form 10-Q for the Quarterly Period Ended September 30, 2007 and Amended Form 8-K filed October 15, 2007 (a copy of which the Company is supplementally providing to the Staff, the “Prior Response Letter”), the Company respectfully submitted that the License Agreement is not material to the Company; the Company continues to maintain this belief.

Consistent with the Prior Response Letter, the Company has again considered that the triggering events (the “Triggering Events”) for milestone payments (the “Payments”) pursuant to the License Agreement are contingent upon the achievement of certain product development results, which can only be achieved if the brostallicin clinical trials are successful. The Company concluded that at the time of filing the Form 10-K, in consideration of, among other items, the development stage of brostallicin, the Company was not able to determine whether the clinical trials will achieve success and, therefore, cannot make a determination that the Payments are reasonably likely to occur. Accordingly, the License Agreement is not material because (i) the Company’s business does not depend on the License Agreement to a significant degree and (ii) the License Agreement is immaterial in amount and significance at this time since the Triggering Events have not yet occurred, and thus, the Payments will not occur in the foreseeable future.

As previously noted in the Prior Response Letter, the Company will continue to assess the likelihood of the Triggering Events, and at the time the Triggering Events become likely, the Company will review the impact of the Payments to determine if, at that time, the License Agreement is material to the Company’s business, which would require the Company to file the License Agreement and disclose the Triggering Events and the Payments in the “Liquidity and Capital Resources” section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s applicable periodic report filed with the Commission.

The Company also respectfully advises the Staff that the Company has previously disclosed the range of Payments pursuant to the License Agreement. Please refer to page 28 of the Form 10-Q in the section entitled “Liquidity and Capital Resources—Additional Milestone Activities” in Part I, Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which states “Under a license agreement entered into for brostallicin, [the Company] may be required to pay up to $80.0 million in milestone payments based on the achievement of certain product development results.”

3. Please expand your disclosure regarding your agreements with PG-TXL Company and Novartis International Pharmaceutical to disclose a range of royalty payments and the term and termination provisions of these agreements. In your disclosure regarding your agreement with Novartis, please also disclose who is responsible for

Mr. Jim B. Rosenberg, et al., August 17, 2010 - Page 5

development costs for OPAXIO, who has control over the development of OPAXIO, whether the agreement contemplates that development costs and/or control will be shifted and the circumstances under which such terms would be shifted or altered.

Agreement with PG-TXL Company. The Company respectfully advises the Staff that the Company has disclosed the range of royalty payments pursuant to the License Agreement, dated as of November 13, 1998, between the Company and PG-TXL Company, L.P. (“PG-TXL”), as amended by Amendment No. 1 to the License Agreement, dated as of February 1, 2006 (collectively, the “PG-TXL Agreement”), between the Company and PG-TXL, in the Company’s Form 10-K on page 13 in the section entitled “Collaboration, Licensing and Milestone Arrangements—PG-TXL Company, L.P.” in Part I, Item 1 “Business” as follows:

“[The Company] is obligated to make payments to PG-TXL upon the achievement of certain development and regulatory milestones and [the Company] may be required to make additional payments of up to $14.4 million in the future if additional milestones are met. The timing of the remaining milestone payments under the amended agreement is based on trial commencements and completions, as well as regulatory and marketing approval with the FDA and EMEA.”

The Company also provided substantially similar disclosure in the Form 10-Q on page 27 in the section entitled “Liquidity and Capital Resources—Additional Milestone Activities” in Part I, Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company notes the Staff’s request that the Company disclose the term and termination provisions of the PG-TXL Agreement. The Company respectfully advises the Staff that the Company will disclose the term provisions of the PG-TXL Agreement, which was initially filed with the Commission on March 31, 1999 as Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998,1 in the Company’s next Quarterly Report on Form 10-Q. In addition, the Company respectfully advises the Staff that the Company will disclose the termination provisions of the PG-TXL Agreement in the Company’s next Quarterly Report on Form 10-Q, except for certain provisions of the PG-TXL Agreement for which the Company previously requested confidential treatment from the Commission.

[1]	Amendment No. 1 to the PG-TXL Agreement was also filed with the Commission as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 7, 2006.

Mr. Jim B. Rosenberg, et al., August 17, 2010 - Page 6

Agreement with Novartis International Pharmaceutical. The Company respectfully advises the Staff that the Company has disclosed the range of royalty payments pursuant to the License and Co-Development Agreement, dated September 15, 2006 (the “Novartis Agreement”), by and among the Company, Cell Therapeutics Europe S.r.L. and Novartis International Pharmaceutical Ltd. (“Novartis”), in the Company’s Form 10-K on page 14 in the section entitled “Collaboration, Licensing and Milestone Arrangements—Novartis International Pharmaceutical Ltd.” in Part I, Item 1 “Business” as follows:

“In September 2006, we entered into [the Novartis Agreement] for the development and commercialization of OPAXIO. Total product registration and sales milestones due from Novartis for OPAXIO under the [Novartis Agreement] could reach up to $270 million. The [Novartis Agreement] also provides Novartis with an option to develop and commercialize pixantrone based on agreed terms. If Novartis exercises its option on pixantrone under certain conditions and [the Company is] able to negotiate and sign a definitive license agreement with Novartis, Novartis would pay [the Company] a $7.5 million license fee, up to $104 million in registration and sales related milestones and a royalty on pixantrone worldwide net sales as well as reimbursement for certain expenses. As of December 31, 2009, [the Company] has not received any milestone payments and [the Company] will not receive any milestone payments unless Novartis elects to participate in the development and commercialization of pixantrone or OPAXIO.”

The Company also provided substantially similar disclosure in the Form 10-Q on page 28 in the section entitled “Liquidity and Capital Resources—Additional Milestone Activities” in Part I, Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and further notes in this disclosure that “even if Novartis exercises such rights, any milestone payments [the Company] may be eligible to receive from Novartis are subject to the receipt of the necessary regulatory approvals, which [the Company] may never receive.”

The Company notes the Staff’s request that the Company disclose the term and termination provisions of the Novartis Agreement. The Company respectfully advises the Staff that the Company will disclose the term and termination provisions of the Novartis Agreement, which was initially filed with the Commission as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on September 18, 2006, in the Company’s next Quarterly Report on Form 10-Q, except for certain provisions for which the Company previously requested confidential treatment from the Commission (i.e., Section 13.5 of the Novartis Agreement regarding termination upon change of control).

Pursuant to the Novartis Agreement, the Company is responsible for the development costs of OPAXIO and has control over development of OPAXIO unless and until Novartis exercises its development rights (the “Development Rights”). In the event that Novartis exercises its Development Rights, then from and after the date of such exercise (the “Novartis Development Commencement Date”), Novartis will be solely responsible for development of OPAXIO. Prior to the Novartis Development Commencement Date, the Company is solely responsible for all costs associated with the development of OPAXIO, but will be reimbursed by Novartis for certain costs after the Novartis Development Commencement Date. After the Novartis Development Commencement Date Novartis will be responsible for costs associated with the development of OPAXIO, subject to certain limitations; however, the

Mr. Jim B. Rosenberg, et al., August 17, 2010 - Page 7

Company is also responsible for reimbursing Novartis for certain costs pursuant to the Novartis Agreement. As requested by the Staff, the Company will provide additional disclosure regarding these terms in the Company’s next Quarterly Report on Form 10-Q filed with the Commission.

Research and Preclinical Development, page 13

4. In addition to the disclosure you have provided regarding your compounds under development on page 48, please also disclose the following information for each of your major research and development projects:

•	The costs incurred to date on the project;

•	The nature, timing and estimated costs of the efforts necessary to complete the project;

•	The anticipated completion dates;

•	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

•	The period in which material net cash inflows from significant projects are expected to commence.

Regarding the second and third bullet points, please disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

The Company respectfully advises the Staff that regarding the first bullet, the Company disclosed the direct external costs2 incurred to date for the development of each of the Company’s major compounds in the Form 10-K on page 48 in the section entitled “Results of Operations—Years ended December 31, 2009 and 2008—Research and development expenses” in Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as follows:

“Direct external costs incurred to date for pixantrone, OPAXIO and brostallicin are $55.1 million, $220.6 million, and $9.2 million, respectively. Costs for pixantrone prior to our merger with Novuspharma S.p.A, a public pharmaceutical company located in Italy, or CTI (Europe), in January 2004 are excluded from this amount. Costs for brostallicin prior to our acquisition of SM in July 2007 are also excluded from this amount.”

[2]

As disclosed in the Form 10-K on page 48 in the section entitled “Results of Operations—Years ended December 31, 2009 and 2008—Research and development expenses” in Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Form 10-Q on page 21 in the section entitled “Results of Operations—Three Months ended June 30, 2010 and 2009” in Part I, Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company’s direct external costs include items such as principal investigator fees, clinical research organization charges and contract manufacturing fees incurred for preclinical, clinical, manufacturing and regulatory activities associated with preparing the compounds for submissions of NDAs or similar regulatory filings to the U.S. Food and Drug Administration, the European Medicines Agency or other regulatory agencies outside the United States and Europe.

Mr. Jim B. Rosenberg, et al., August 17, 2010 - Page 8

The Company also updated this disclosure in the Form 10-Q on page 21 in the section entitled “Results of Operations—Three Months ended June 30, 2010 and 2009” in Part I, Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as follows:

“Direct external costs incurred to date for pixantrone, OPAXIO and brostallicin are approximately $59.0 million, $222.0 million and $9.3 million, respectively. Costs for pixantrone prior to our merger with Novuspharma S.p.A, a public pharmaceutical company located in Italy, or CTI (Europe), in January 2004 are excluded from this amount. Costs for brostallicin prior to our acquisition of SM in July 2007 are also excluded from this amount.”

Regarding the second and third bullets, the Company is unable to (i) provide the nature, timing and estimated costs of the efforts necessary to complete the development of the Company’s compounds and the anticipated completion dates or (ii) estimate the amount or range of estimated costs and timing to complete the phase that each of the Company’s compounds is in and each future phase. Obtaining regulatory approval to market drugs to treat cancer is expensive, difficult and risky. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or preclude regulatory approval. Negative or inconclusive results or adverse medical events during a clinical trial could delay, limit or prevent regulatory approval. For example, the Company’s regulatory approval of pixantrone has been extended from the Company’s previously anticipated schedule and, due to the delay in approval of pixantrone, the Company is unable to estimate the additional time or costs the Company will need to undertake in order to obtain approval from the U.S. Food and Drug Administration (the “FDA”). In the development and regulatory approval process for pixantrone, the Company completed the phase III clinical trial of pixantrone, filed a New Drug Application (“NDA”) with the FDA and received a Prescription Drug User Fee Act (PDUDFA) date from the FDA. The Company next expected to receive a recommendation of approval from the Oncologic Drugs Advisory Committee (“ODAC”) panel of the FDA and to be in a position to begin manufacturing and selling pixantrone in the months thereafter. However, in March 2010, the ODAC panel voted unanimously that clinical trial data was not adequate to support approval of pixantrone for patient with relapsed or refractory aggressive non-Hodgkin’s lymphoma and, in April 2010, the Company received a complete response letter from the FDA. The Company expects that it will need at least an additional clinical trial to obtain approval of the Company’s NDA for pixantrone from the FDA and the Company does not know how much this trial will cost or whether the FDA will accept the Company’s Special Protocol Assessment for this trial. The Company cannot estimate when the Company will obtain regulatory approval of any of its drug candidates; accordingly, any estimate would be highly speculative.

Mr. Jim B. Rosenberg, et al., August 17, 2010 - Page 9

Regarding the fourth bullet, the Company respectfully advises the Staff that the Company has disclosed the risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely, most recently in the Form 10-Q. The Company directs the Staff’s attention to the risk factors on pages 41–42 of the Form 10-Q labeled: (i) “We cannot guarantee that we will obtain regulatory approval to manufacture or market any of our drug candidates.”; and (ii) “We may be delayed, limited or precluded from obtaining regulatory approval of OPAXIO as a maintenance therapy for advanced stage ovarian cancer.”

Regarding the fifth bullet, the Company is unable to estimate the period in which material net cash inflows from significant projects are expected to commence. As noted above regarding the second and third bullets, obtaining regulatory approval to market drugs to treat cancer is expensive, difficult and risky. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or preclude regulatory approval. Negative or inconclusive results or adverse medical events during a clinical trial could delay, limit or prevent regulatory approval. For example, the Company expects that it will need at least an additional clinical trial to obtain full approval of the Company’s NDA for pixantrone from the FDA and the Company does not know what this trial will cost or whether the FDA will accept the Company’s Special Protocol Assessment for this trial. The Company cannot estimate when the Company will receive material net cash inflows from the development of the Company’s drug candidates because the uncertainty as to when the Company will obtain regulatory approval of any of its drug candidates, if at all, is highly speculative.

Patents and Proprietary Rights, page 14

5. Please provide the duration of your material owned and licensed patents.

The Company respectfully advises the Staff that the Company owns numerous United States and foreign patents and patent applications relating to its pixantrone and OPAXIO drug formulations and delivery methods. The patent durations for OPAXIO-related patents generally extend from 2017 through 2018. The United States patent terms for pixantrone-related patents presently indicate an initial expiration date of 2014; however, the Company has the ability to apply for multi-year extensions that could provide for exclusivity through as long as 2019 in the United States and 2021 in Europe.

The Company has licensed intellectual property rights for brostallicin. The brostallicin-related patents issued in the United States have expiration dates ranging from 2017 to 2023.

Manufacturing, page 14

6. You disclose that you are dependent upon third-party vendors to supply you with pixantrone and brostallicin, but you do not appear to have filed these agreements. Please file copies of these agreements and describe the material terms of each of these agreements, including, but not limited to any payment provisions, exclusivity provisions, and term and termination provisions. Alternatively, please provide us with an analysis supporting your determination that you are not substantially dependent on these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Mr. Jim B. Rosenberg, et al., August 17, 2010 - Page 10

Pixantrone. The Staff is correct that the Company did not file any supply agreements for pixantrone with any third-party vendors with the Company’s Form 10-K. At the time of filing the Form 10-K, the Company did not have any such supply agreements, but rather had purchase order arrangements with its vendors; however, since the filing of the Form 10-K, the Company has entered into a supply agreement for pixantrone with a third-party vendor. The Company respectfully advises the Staff that the Company has filed its Drug Product Manufacturing Supply Agreement, dated July 13, 2010 (the “NMS Agreement”), by and between NerPharMa, S.r.l. and the Company with the Form 10-Q as Exhibit 10.6. The Company also filed a Confidential Treatment Request with the Commission for the NMS Agreement on August 6, 2010. Please refer to page 27 of the Form 10-Q in the “Liquidity and Capital Resources” section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the Company’s disclosure of the material terms of the NMS Agreement.

In addition, the Company has a purchase order arrangement with Catalent Pharma Solutions, LLC (including its affiliates, “Catalent”) for packaging and labeling services related to the commercial supply of pixantrone. The Company has not entered into a long-term supply agreement with Catalent, or any similar provider, for packaging and labeling services for pixantrone because pixantrone is not yet commercially available. If and when the Company enters into an agreement with Catalent, the Company will evaluate the materiality of such agreement and file it with the Commission as may be required.

Brostallicin. The Company respectfully advises the Staff that at this time, the Company has a supply agreement with NMS for brostallicin pursuant to Company’s Supply Agreement between NMS and SMI, dated October 6, 2006 (the “Supply Agreement”), as amended by that certain Amendment to License Agreement3 and the Supply Agreement, dated February 9, 2009, by and between the Company and NMS. The Company has never placed an order with NMS for brostallicin through the Supply Agreement. If the Company obtains positive results from clinical trials of brostallicin and decides to commercialize this product candidate, at such time the Company may utilize the Supply Agreement and then the Company will evaluate the materiality of such arrangement and provide additional disclosure and/or file any related contractual agreements with the Commission as may be required.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Value Added Tax Receivable, page 75

7. You disclose that the Italian Tax Authority issued assessments of $8.5 million based on audit of your VAT tax returns for the years 2003 and 2005. Please provide us with an analysis that supports your position that no liability should be accrued for amounts assessed by the Italian Tax Authority as of December 31, 2009. Please refer to ASC 450-20-25.

[3]	“License Agreement” refers to that certain License Agreement, by and between NMS and SMI, dated October 6, 2006 as described in the Company’s response to Comment #2 above.

Mr. Jim B. Rosenberg, et al., August 17, 2010 - Page 11

The Company respectfully advises the Staff that each fiscal quarter prior to filing its quarterly or annual report with the Commission, the Company reviews the status of the Notices of Assessment issued by the Italian Tax Authority for the Company’s VAT tax returns. Each fiscal quarter, the Company discusses the Notices of Assessment with its Italian counsel and the likelihood of liability pursuant to such Notices of Assessment. In addition, the Company assesses its need to accrue for any liability under the Notices of Assessment by considering the probability of the Company’s liability against the standards provided by ASC 450-20-25. Pursuant to ASC 450-20-25, if liability is “probable,” then the Company would need to accrue for the liability; however, if liability is “reasonably possible,” then the Company does not need to accrue for liability. Pursuant to ASC 450-20-25, the standard of “reasonably possible” is defined as “the chance of the future event or events occurring is more than remote but less than likely.” At the time of filing the Form 10-K, the Company determined that liability was not “probable”, but “reasonably possible” and disclosed the assessed amounts in the footnote. The Company’s Italian counsel advised that the Company would likely prevail on its appeals. Pursuant to ASC 450-20-2, no accruals for the Company’s 2003 and 2005 Notices of Assessment were necessary. The Company will continue to review and assess its liability and determine whether or not the Company needs to accrue amounts for the 2003 and 2005 Notices of Assessment prior to each periodic report filed with the Commission by the Company and update the disclosure as appropriate.

Item 11, Executive Compensation

Compensation Discussion and Analysis

Principal Elements of Compensation, page 118

8. We note your statement that annual incentive awards for executive officers are determined, in part, based upon an evaluation by the Compensation Committee of the contributions made by individual executives to the company during the course of the year, including both realization of performance goals and other notable achievements. It does not appear that you have disclosed in your current report on Form 8-K filed March 5, 2010, the

Mr. Jim B. Rosenberg, et al., August 17, 2010 - Page 12

level of achievement of each corporate goal, individual performance achievements and/or a discussion regarding why your Committee determined to exceed the individual performance maximum disclosed on page 120 of your Form 10-K for each of your named executive officers. Please confirm that in future filings you will expand your Compensation Discussion and Analysis disclosure for your 2010 compensation to:

•	Disclose the evaluation by the Committee of the level of achievement of each corporate performance objective. To the extent that the goals were quantified, your disclosure should also be quantified;

•	If a cash incentive award is made, specify the portion of each incentive award attributable to individual performance and whether the portion exceeds the individual performance maximum; and

•

In your discussion of the individual performance, disclose the Committee’s evaluation of each executive officer with specific factors that led to the Committee’s conclusions, describe how this evaluation will affect the actual bonuses to be paid and if the individual performance maximum is exceeded, why your Committee determined to award an amount above the maximum for this performance measure.

In response to the Staff’s comment, the Company included the following additional disclosure with respect to the Company’s 2009 cash incentive program in the Company’s definitive proxy statement (the “Definitive Proxy Statement”) for the Company’s Annual Meeting of Shareholders to be held on September 16, 2010 (which was filed with the Commission on August 6, 2010):

“In March 2010, the Compensation Committee determined that the Company had achieved the maximum performance goal established under the 2009 cash incentive program for operating capital raised in 2009 (based on gross and net operating capital raised during the fiscal year of approximately $121.9 million and $114.4 million, respectively, from the Company’s sale of equity securities) and determined to pay the target performance goal for the Company Debt Measure (based on 56.7% of the Company’s then-outstanding notes due in 2010-2011 having been tendered in the Company’s publicly-registered tender offers for those notes or having been converted into shares of common stock). In addition, the Compensation Committee noted that the Company had completed its new drug application submission for pixantrone in 2009. The Compensation Committee also determined that each executive should, based upon the Compensation Committee’s subjective assessment of each executive’s individual contributions during the year, receive the maximum incentive opportunity that corresponded to individual performance plus an additional 5% of the executive’s base salary. The additional bonus was within the Compensation Committee’s discretion as the relative weightings set forth in the table above were only guidelines. While the Compensation Committee’s determination of these amounts was inherently subjective, the key factors in the Compensation Committee’s determination were

Mr. Jim B. Rosenberg, et al., August 17, 2010 - Page 13

the executives’ successful presentation and defense of a plan to regain compliance with NASDAQ listing standards, the executives’ work in the Company’s efforts seeking FDA approval of pixantrone, and the Compensation Committee’s subjective assessment that these bonuses were appropriate to help continue to retain the executive team.

Based on the maximum bonus opportunity related to the Company’s operating capital achievement, the target bonus opportunity related to the Company Debt Measure, the bonus opportunity related to the pixantrone NDA submission, and the maximum individual bonus opportunity plus the additional 5% bonus in the Compensation Committee’s discretion during fiscal 2009, the Compensation Committee determined to award cash incentives to each of the named executive officers in the following amounts (expressed as a percentage of such executive’s base salary): James A. Bianco, M.D., 90%; Craig W. Philips, 60%; Louis A. Bianco, 62%; Daniel G. Eramian, 57.5%; and Jack W. Singer, M.D., 35%. These amounts are reflected in the “Bonus” column of the Summary Compensation Table below.”

Please note that the above detail supplements the prior and existing disclosures regarding the Company’s 2009 cash incentive program, which included disclosure of the targeted levels of performance established with respect to the Company’s performance metrics referenced above. To the extent the Company’s cash incentive program in future years is similar to the Company’s 2009 cash incentive program, the Company will include similar information in future filings that includes the information required under Item 402 of Regulation S-K with respect to compensation for the corresponding year.

*****

The Company understands that the Staff may have additional comments after receiving this letter. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters with respect to this letter or the Form 10-K, please do not hesitate to contact me by telephone at (415) 984-8793 or by email at bchristensen@omm.com.

Mr. Jim B. Rosenberg, et al., August 17, 2010 - Page 14

Very truly yours,

/s/ C. Brophy Christensen
C. Brophy Christensen

cc:	James A. Bianco, M.D.

Mr. Louis A. Bianco

Rick Skow, Esq.